UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 7)

CHINA INFORMATION TECHNOLOGY, INC.
(Name of Issuer)

ORDINARY SHARES, PAR VALUE $0.01
(Title of Class of Securities)

G21174100
(CUSIP Number)

Jiang Huai Lin
21st Floor, Everbright Bank Building,
Zhuzilin, Futian District,
Shenzhen, Guangdong, 518040
People’s Republic of China
(+86) 755-8370-8333
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 29, 2012
(Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ].

(Continued on following pages)

CUSIP #: G21174100	Page 2 of 6

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Jiang Huai Lin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)		[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
13,993,150

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
13,993,150

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,993,150

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
51.81% (1)

14	TYPE OF REPORTING PERSON
IN

(1) Based on 27,007,608 ordinary shares outstanding as of January 25, 2013.

CUSIP #: G21174100	Page 3 of 6

This Amendment No. 7 amends and supplements certain information contained in the Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission on February 7, 2007 (as amended on September 12, 2007, May 22, 2008, July 3, 2008, March 3, 2010, August 17, 2011, and March 14, 2012, the “Schedule 13D”). This Schedule 13D was previously filed by the Reporting Person with respect to his beneficial ownership of common stock, $0.01 par value per share (“Common Stock”) of China Information Technology, Inc., a Nevada corporation (the “Predecessor Company”). In accordance with Rule 12g-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), China Information Technology, Inc., a British Virgin Islands company (the “Successor Company”), became the successor of the Predecessor Company, pursuant to a corporate reorganization transaction, effective October 31, 2012 (the “Reorganization”).

Prior to the Reorganization, shares of the Predecessor Company’s Common Stock were registered pursuant to Section 12(b) of the Exchange Act and listed on the NASDAQ Global Select Market under the symbol “CNIT.” As a result of the Reorganization, each issued and outstanding share of the Predecessor Company’s Common Stock was converted into the right to receive one Successor Company’s ordinary share, $0.01 par value per share (“Ordinary Shares”) which shares were issued by the Successor Company as part of the Reorganization. For more information of the Reorganization, please see the Report on Form 8-K12B filed on October 31, 2012 by the Successor Company.

Therefore, this Schedule 13D, as amended by this Amendment No. 7, now relates to the beneficial ownership by the Reporting Person of Ordinary Shares of the Successor Company. Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Capitalized terms used but not defined herein have the meanings ascribed in the Schedule 13D.

Item 1. Security and Issuer.

The name of the Successor Company is China Information Technology, Inc., a British Virgin Islands company, which has its principal executive offices at 21st Floor, Everbright Bank Building, Zhuzilin, Futian District, Shenzhen, Guangdong, 518040, People’s Republic of China. As a result of the Reorganization, each share of Common Stock held by the Reporting Person has been converted into Ordinary Share on a one-for-one basis and the Reporting Person no longer beneficially owns any Common Stock and instead beneficially owns Ordinary Shares as set forth in Item 5 of this Amendment 7. This Amendment 7 therefore relates to the Ordinary Shares of the Successor Company.

Item 3. Source and Amount of Funds or Other Consideration.

Since the filing of the Amendment No. 6 to the Schedule 13D on March 14, 2012, the Reporting Person had acquired additional 1,829,795 shares of Common Stock of the Predecessor Company for an aggregate purchase price of $1,941,563 as of the close of business on September 10, 2012. Such purchases were funded from the Reporting Person’s personal funds.

Item 4. Purpose of Transaction.

The Reporting Person entered into a Rule 10b5-1/Rule 10b-18 Purchase Plan (the “Purchase Plan”), dated as of March 12, 2012, with Brean Murray, Carret & Co., LLC. Under the Purchase Plan, the Reporting Person agreed to purchase up to $2 million in shares of Common Stock at a maximum price per share of $1.00 and up to 60,000 shares per day. Daily purchases shall be subject to certain limitations, including those required to comply with the safe harbor under Rule 10b-18 of the Exchange Act and the affirmative defenses provided under Rule 10b5-1 of the Exchange Act. The Repurchase Plan was terminated on November 23, 2012.

CUSIP #: G21174100	Page 4 of 6

Except as set forth in this Schedule 13D, the Reporting Person has made no proposals, and has entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)         As of the date of this Amendment No. 7, the Reporting Person is the beneficial owner of 13,993,150 Ordinary Shares, representing 51.81% of the outstanding Ordinary Shares. The Reporting Person does not own any other securities of the Company.

(b)         The Reporting Person has the sole power to vote and dispose of 13,993,150 Ordinary Shares.

(c)         Since the filing of the Amendment No. 6, the Reporting Person, pursuant to the Purchase Plan, acquired an aggregate of 429,795 shares of Common Stock. A list of the transactions in the Common Stock that were affected by the Reporting Person during such period is attached hereto as Exhibit 99.4.

In addition, on September 10, 2012, the Reporting Person purchased a total of 1,400,000 shares of Common Stock at a price of $1.10 per share in a private purchase from one individual seller, pursuant to a Stock Purchase Agreement, which is attached hereto as Exhibit 99.5. The purchase was made using the Reporting Person’s personal funds.

The above shares of Common Stock were converted into 1,829,795 Ordinary Shares of the Successor Company in connection with the Reorganization on October 31, 2012.

(d)         Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person’s securities.

(e)         Not applicable.

CUSIP #: G21174100	Page 5 of 6

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
99.1	Amended and Restated Unsecured Promissory Note, dated August 16, 2011, issued by the Company to the Reporting Person (incorporated by reference to Exhibit 1 to the Schedule 13D/A filed by the Reporting Person with the Securities and Exchange Commission on August 17, 2011)
99.2	Amended and Restated Rule 10b5-1 Repurchase Plan, dated as of November 24, 2011, among the Reporting Person, the Company and Brean Murray, Carret & Co., LLC (incorporated by reference to Exhibit 2 to the Schedule 13D/A filed by the Reporting Person with the Securities and Exchange Commission on March 14, 2012)
99.3	Rule 10b5-1/Rule 10b-18 Purchase Plan, dated as of March 12, 2012, between the Reporting Person and Brean Murray, Carret & Co., LLC (incorporated by reference to Exhibit 3 to the Schedule 13D/A filed by the Reporting Person with the Securities and Exchange Commission on March 14, 2012)
99.4	List of the Transactions pursuant to the Purchase Plan between June 5, 2012 and August 24, 2012
99.5	Stock Purchase Agreement, dated September 10, 2012, between Cheng Dong Huang and the Reporting Person

CUSIP #: G21174100	Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2013

/s/ Jiang Huai Lin
Jiang Huai Lin